Exhibit 99.2

INDEX TO FINANCIAL STATEMENTS

Southern Timber Venture, LLC Audited Financial Statements as of December 31, 2004 and 2003

INDEPENDENT AUDITORS’ REPORT

The Members

Southern Timber Venture, LLC

Jackson, Mississippi

We have audited the accompanying balance sheets of Southern Timber Venture, LLC as of December 31, 2004 and 2003 and the related statements of operations, members’ equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Timber Venture, LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANTHAM, POOLE, RANDALL, REITANO, ARRINGTON & CUNNINGHAM PLLC

February 18, 2005

SOUTHERN TIMBER VENTURE, LLC

Balance Sheets

December 31, 2004 and 2003

ASSETS

	2004	2003

Cash	$23,660,670	$4,762,185
Receivables	581,062	617,749
Timber receivables from PCA	193,957	—

Total current assets	24,435,689	5,379,934

Timber and Timberlands
Timberlands	37,147,698	63,684,611
Timber, net of accumulated depletion of $49,282,649 and $40,746,875, respectively	46,889,915	79,904,542
Young growth	15,203,502	33,220,418

Total timber and timberlands	99,241,115	176,809,571

Property and equipment, net of accumulated depreciation of $33,053 and $21,820, respectively	63,899	57,950
Other assets	16,414	237,660

Total assets	$123,757,117	$182,485,115

LIABILITIES AND MEMBERS’ EQUITY

Accrued member distributions	$20,589,450	$—
Timber advances from PCA	—	21,004
Accounts payable	633,090	737,088
Accrued interest payable	669,752	955,573
Accrued liabilities	365,912	1,142,529
Current maturities of long-term debt	1,200,000	—

Total current liabilities	23,458,204	2,856,194

Long-term debt, less current maturities	83,800,000	140,380,000

Total liabilities	107,258,204	143,236,194

Members’ equity	16,498,913	39,248,921

Total liabilities and members’ equity	$123,757,117	$182,485,115

See accompanying notes to financial statements.

SOUTHERN TIMBER VENTURE, LLC

Statements of Operations

For the Years Ended December 31, 2004 and 2003

	2004	2003
Net sales
Timber - Packaging Corporation of America	$21,841,193	$19,313,753
Timber - third parties	10,429,446	16,103,541
Lease income	1,514,696	1,429,897

Total net sales	33,785,335	36,847,191

Costs and expenses
Timber harvesting costs	16,556,793	18,451,042
Depletion	8,535,773	11,598,544
General and administrative	5,689,340	4,964,690

Total costs and expenses	30,781,906	35,014,276

Operating income	3,003,429	1,832,915

Other income (expense):
Gain from sale of timberlands	86,579,143	3,622,194
Interest expense and early repayment fee	(18,975,705)	(11,645,800)
Interest income	58,432	41,710
Other income	84,693	—

Total other income (expenses)	67,746,563	(7,981,896)

Net earnings (loss)	$70,749,992	$(6,148,981)

See accompanying notes to financial statements.

SOUTHERN TIMBER VENTURE, LLC

Statement of Members’ Equity

For the Years Ended December 31, 2004 and 2003

Members’ equity - January 1, 2003	$48,897,902

Net loss	(6,148,981)

Distributions to members	(3,500,000)

Members’ equity - December 31, 2003	39,248,921

Net earnings	70,749,992

Distributions to members	(93,500,000)

Members’ equity - December 31, 2004	$16,498,913

See accompanying notes to financial statements.

SOUTHERN TIMBER VENTURE, LLC

Statements of Cash Flows

For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities -
Net earnings (loss)	$70,749,992	$(6,148,981)
Adjustments to reconcile net earnings (loss) to cash provided by operations:
Depletion	8,535,773	11,598,544
Amortization and depreciation	11,233	18,159
Gain from sale of timberlands	(86,579,143)	(3,622,194)
Increase (decrease) in:
Accounts receivable	36,687	493,703
Interest receivable	1,130	(1,130)
Other assets	220,117	(221,247)
Timber advances	(214,961)	14,914
Accounts payable	(103,997)	(20,299)
Accrued interest payable	(285,822)	(39,491)
Other liabilities	(777,747)	6,448

Net cash provided by (used in) operations	(8,406,738)	2,078,426

Cash flows from investing activities -
Purchase of timberlands and reforestation	(2,754,341)	(2,299,369)
Acquisition of property	(17,185)	(19,836)
Net proceeds from sale of timberlands	158,367,299	10,287,061

Net cash provided by investing activities	155,595,773	7,967,856

Cash flows from financing activities -
Long-term debt repayments	(55,380,000)	(8,380,000)
Members' distributions	(72,910,550)	(3,500,000)

Net cash used in financing activities	(128,290,550)	(11,880,000)

Increase (decrease) in cash and cash equivalents	18,898,485	(1,833,718)

Cash and cash equivalents, beginning of year	4,762,185	6,595,903

Cash and cash equivalents, end of year	$23,660,670	$4,762,185

Supplemental disclosures of Cash Flow Information:

Cash paid for interest	$19,261,527	$11,685,291

See accompanying notes to financial statements.

SOUTHERN TIMBER VENTURE, LLC

Notes to Financial Statements

December 31, 2004 and 2003

NOTE 1                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company - Southern Timber Venture, LLC, a Delaware limited liability company, was formed during 2000 immediately prior to the acquisition of approximately 388,000 acres of timberland in the Southeastern United States for $275 million. Its primary purpose is to manage the timberlands and to grow and harvest the timber using state of the art forest and timber management principles.

Revenue Recognition - Timber sales are recognized when legal ownership or the risk of loss passes to the purchaser and the quantity sold is determinable. For delivered sales, the risk of loss passes when the timber is delivered to the customer. Revenues are determined by multiplying actual harvest volumes by contractually agreed-upon prices negotiated with the purchasers. Other sales are recognized when earned.

Revenue from Packaging Corporation of America, a related party with whom the Company has a supply agreement, represented 68% of timber sales in 2004 and 55% in 2003 (see Note 7).

The Company also generates income from the leasing of hunting rights on the land it owns. Leases are renewed annually by the lessees and income is recognized in the period in which it is earned.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - In the normal course of business, the Company extends credit to its customers on a short-term basis. Based upon management’s assessment of the Company’s aging of receivable balances and each customer’s individual credit quality, no allowance for doubtful accounts has been made at either fiscal year end 2004 or 2003. If circumstances change (i.e. an unexpected material adverse change in major customer’s ability to meet its financial obligations to us), our estimates of the recoverability of amounts due could be reduced by a material amount and the allowance for doubtful accounts and related bad expense would increase by the same amount.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Timber and Timberlands - Timber and timberlands are stated at cost less accumulated depletion for timber previously harvested. The company capitalizes timber and timberland purchases and reforestation costs and other costs associated with the planting and growing of timber, such as site preparation, growing or purchases of seedlings, planting, fertilization, herbicide application and the thinning of tree stands to improve growth. Timber carrying costs, such as real estate taxes, insect control, wildlife control are expensed as incurred.

Costs attributable to timber harvested, or depletion, are charged against income as trees are harvested. Depletion rates are determined based on the relationship between net carrying value of the timber and total timber volume estimated to be available over the harvest cycle. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with real estate sales.

Property, Plant and Equipment - Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Concentrations of Credit Risk - At December 31, 2004 and 2003, the Company had cash deposits on hand in financial institutions which exceeded the financial institution insurable limit provided by the applicable guarantee agency by $4.6 million and $4.5 million, respectively.

Fair Value of Financial Statements - The carrying amounts for cash and temporary cash investments approximate their fair values. The carrying amounts of the Company’s borrowings under its credit facilities and long-term debt also approximate the fair values based on current rates for similar debt.

NOTE 2                    FACTORS AFFECTING THE COMPANY’S BUSINESS

Factors Affecting Supply and Demand - The results of operations of the Company are and will continue to be affected by cyclical supply and demand factors related to the forest products industry. The supply of timber is significantly affected by land use management policies of the U.S. government, which in recent years have limited, and are likely to continue to limit, the amount of timber offered for sale by certain U.S. government agencies. Such government agencies historically have been major suppliers of timber to the U.S. forest products industry, but timber sales by such government agencies currently are at historically low levels. Any reversal of government land use management policies that substantially increases sales of timber by U.S. government agencies could significantly reduce prices for logs, lumber and other forest products. The demand for logs and manufactured wood products also has been, and in the future can be expected to be, subject to cyclical fluctuations. Such demand is primarily affected by the level of housing starts, repair and remodeling activity, industrial wood product use, competition from nonwood products, and the demand for pulp and paper products. These factors are subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions, competitive pressures and other factors. Any decrease in the level of industry demand for logs and wood products generally can be expected to result in lower net sales, operating income and cash flow of the Company.

Harvesting Limitation - Net sales, operating income and cash flow of the Company are dependent on the confirmed ability of the Company to harvest timber at adequate levels. Weather conditions, timber growth cycles, and regulatory requirements associated with protection of wildlife and water resources may restrict harvesting of the Company’s timberlands. From time to time, proposals have been made in state legislatures that would regulate the level of timber harvesting. Timber harvests also may be affected by various natural factors, including damage by fire, insect infestation, disease, prolonged drought, severe weather conditions and other causes. The effects of such natural disasters may be particularly damaging to young timber. Although damage from such natural causes usually is localized and affects only a limited percentage of the timber, there can be no assurance that any damage affecting the Company’s timberlands will in fact be so limited. Consistent with industry practice, the Company does not maintain insurance coverage with respect to damage to its timberlands. Any of the above factors that materially limits the ability of the Company to harvest timber could have a significant adverse impact on the net sales, operating income and cash flow of the Company.

Committed Product Purchases by Packaging Corporation of America; Possible inability to develop new markets - The Company derived approximately 68% of its net sales for 2004 from sales of timber directly to the Packaging Corporation of America. For a description of the terms of sales of timber by the Company to the Packaging Corporation of America, see Note 7. While management of the Company believes that there is significant demand for the Company’s timber products from users other than the Packaging Corporation of America, no assurance can be given that such demand will be equivalent to the Company’s planned annual harvests. Any excess supply of timber that results from the inability of the Company to sell its products to users other than the Packaging Corporation of America could result in lower prices for the Company’s products, which could have a material adverse effect on the net sales, operating income and cash flow of the Company.

Environmental Regulations - The Company is subject to extensive and changing federal, state and local environmental laws and regulations, the provisions and enforcement of which are expected to become more stringent in the future. The Company is subject to regulation under the Endangered Species Act (the ESA), the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the Federal Insecticide, Fungicide and Rodenticide Act, as well as similar state laws and regulations. Violations of various statutory and regulatory programs that apply to the Company’s operations can result in civil penalties, remediation expenses, natural resource damages, potential injunctions, cease and desist orders, and criminal penalties.

Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. There can be no assurance that such laws or future legislation or administrative or judicial action with respect to protection of the environment will not adversely affect the Company.

The ESA and counterpart state legislation protect species threatened with possible extinction. A number of species indigenous to the Company’s timberlands have been and in the future may be protected under these laws. Protection of endangered and threatened species may include restrictions on timber harvesting, road building and other silvicultural activities on private, federal and state land containing the affected species.

NOTE 3                    DIVESTITURES

During the year ended December 31, 2003, the Company sold approximately 8,000 acres of land for approximately $10.3 million resulting in a recognized gain of approximately $3.6 million.

In December 2004, the Company sold approximately 153,000 acres of timber lands in Mississippi, Tennessee and Alabama for approximately $158.4 million, resulting in a gain of approximately $86.6 million. Approximately $55.4 million of the proceeds of the sales were used to reduce the Company’s debt. See Note 7 for discussion of the affect of the divestiture on the company’s supply agreement.

NOTE 4                    INDEBTEDNESS

During 2001 in connection with the original purchase of the timberlands by Southern Timber Venture, LLC, the Company borrowed $120 million of fixed rate notes payable and $80 million of variable rate notes payable from John Hancock Financial Services. The unpaid principal balance was $85,000,000 and $140,380,000 at December 31, 2004 and 2003, respectively.

Scheduled maturities are as follows:

Year	Scheduled Maturity

2005	$1,200,000
2006	1,200,000
2007	1,200,000
2008	1,200,000
2009	1,200,000
Thereafter	79,000,000

Total	$85,000,000

The note matures in 2011.

The Company’s outstanding debt at December 31, 2004, bears interest at a fixed rate of 8.98%.

The Company also has a revolving line of credit of $2 million. At December 31, 2004 and 2003, the Company had no outstanding balance on the revolving line. The Company is not required to pay a commitment fee for unused portions of the line of credit.

All of the notes payable and the line of credit referred to above are secured by the Company’s timber and timberlands located in Alabama, Florida, Georgia, Mississippi and Tennessee.

NOTE 5                    INCOME TAXES

The Company is a limited liability company for income tax purposes. As such, no provision has been made in the financial statements for income taxes as the income or loss and other tax items are reportable by the owners in their separate tax returns.

NOTE 6                    COMMITMENTS AND CONTINGENCIES

The Company is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings involving environmental matters. Liability insurance in effect during the year provides very limited coverage for environmental matters.

The Company has entered into a commitment to sell approximately 90,000 acres of timber land in Mississippi, Alabama and Tennessee for approximately $91.4 million in March 2005. This sale will reduce the Company’s obligations under a supply agreement which is discussed in the Note 7. The amount of the reduction in supply agreement has not been determined.

NOTE 7                    RELATED PARTY TRANSACTIONS

During 2001, the Company entered into a supply agreement with Packaging Corporation of America (PCA) which was a 33.3% and 31.3% owner of the Company as of December 31, 2003 and 2004, respectively.  As discussed above, in December 2004, the Company sold 153,000 acres of timber lands which substantially reduced the Company’s obligation under the agreement to supply PCA’s Counce, Tennessee mill. Subsequent to the sale, the Company is obligated to supply PCA’s mill in Counce, Tennessee with a minimum of 160,000 tons of softwood per year and a minimum of 10,800 tons of hardwood per year. The Company’s obligation to supply 100,000 tons of softwood per year to PCA’s mill in Valdosta, Georgia did not change.

Prior to the sale in December 2004, the Company was obligated to supply PCA’s mill in Counce, Tennessee with 400,000 to 500,000 tons of softwood per year and 35,000 to 112,000 tons of hardwood per year.

Based on the terms of the supply agreement, PCA advances the Company funds quarterly on anticipated purchases from the Company. The amount of this advance is 40% of anticipated sales for pine and 25% for hardwood. Amounts advanced to the Company are reflected in the accompanying balance sheet as a current liability. The supply agreement also provides a predetermined price for logs delivered to PCA mills.

The Company has also entered into a management agreement with Claw Forestry Services, LLC (Claw), which is owned by a member of one of the Company’s members. Under the terms of the management agreement, the Company is obligated to pay Claw a management fee based on $8 per acre per year for timberland under management. The fee is paid in monthly increments based on one twelfth of the annual amounts expected to be earned. In exchange for such payment, Claw provides the Company certain timberland management services including, but not limited to, the management and marketing of the Company’s timber products. The Company paid Claw $2,616,291 in 2004 and $2,666,600 in 2003 for management fees.

The Company also paid Claw commissions based on 2% of land sales. The amount of such commissions was $3,238,995 in 2004 and $214,848 in 2003.

The Company’s primary lender, John Hancock Financial Services, is also a partial owner in the Company. All indebtedness discussed in Note 4 is owed to John Hancock. Also, interest expense and early payment fees paid in 2004 and 2003 were paid to John Hancock.